Exhibit 21.1

LIST OF SUBSIDIARIES OF MIDLAND STATES BANCORP, INC.

Subsidiary	Organized Under Laws of	Percent Owned by the Company
Midland States Bank	State of Illinois	100%
Midland Risk Management Company, Inc.	State of Nevada	100%
CedarPoint Investment Advisors, Inc.	State of Wisconsin	100%
Midland States Preferred Securities Trust	State of Delaware	100% of common securities
Love Savings/Heartland Capital Trust III	State of Delaware	100% of common securities
Love Savings/Heartland Capital Trust IV	State of Delaware	100% of common securities
Grant Park Statutory Trust I	State of Delaware	100% of common securities
Love Funding Corporation	State of Virginia	100% owned by Midland States Bank
Heartland Business Credit Corporation	State of Missouri	100% owned by Midland States Bank
Midland Trust Company	State of Illinois	100% owned by Midland States Bank
Heartland Premier, LLC	State of Missouri	51% owned by Midland States Bank